UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   KASHKOUSH, MARWAN M.
   6035 PARKLAND BOULEVARD
   CLEVELAND, OH  44124
   USA
2. Issuer Name and Ticker or Trading Symbol
   PARKER-HANNIFIN CORPORATION
   PH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   Febuary 28, 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |      |    | |                  |   |           |11,675.2761(1)     |I     |(1)                        |
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Common Stock               |8/10/0|A(2)|V|449               |A  |(2)        |449                |D     |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
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Common Stock               |2/6/01|M   | |1,240             |A  |$30.75     |449                |D     |                           |
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Common Stock               |2/6/01|S   | |1,099             |D  |$42.98     |449                |D     |                           |
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Common Stock               |2/6/01|F   | |141               |D  |$42.66     |449                |D     |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Phantom Stock Units   |1-for-1 |     |    | |           |   |     |     |            |       |       |45.387(3)   |I  |(3)         |
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Option to Buy         |$30.75  |1/28/|M   | |1,240      |D  |(4)  |1/27/|Common Stock|1,240  |(5)    |0(6)        |D  |            |
                      |        |99   |    | |           |   |     |09   |            |       |       |            |   |            |
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Option to Buy         |$35.9375|8/9/0|A   |V|11,545     |A  |8/9/0|8/8/1|Common Stock|11,545 |(5)    |11,545(6)   |D  |            |
                      |        |0    |    | |           |   |1    |0    |            |       |       |            |   |            |
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Option to Buy         |$35.9375|8/9/0|A   |V|11,545     |A  |8/9/0|8/8/1|Common Stock|11,545 |(5)    |11,545(6)   |D  |            |
                      |        |0    |    | |           |   |2    |0    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Parker Retirement Savings Plan, as of December 31, 2000, the latest date for which information is available.
(2) Award of restricted stock under the Corporation's 1993 Stock Incentive Program in a transaction exempt under Section 16b-3.
(3) Savings Restoration Plan, as of December 29, 2000, the latest date for which information is available.
(4) 5 options were exercisable on 1/28/00 and the remaining 1,235 were exercisable on 1/28/01.
(5) Granted under the Corporation's 1993 Stock Incentive Program in a transaction exempt under Rule 16b-3.
(6) In addition to the options reported hereon, Mr. Kashkoush also owns 4,510 additional options which were granted pursuant to the Corporation's 1993 Stock Incentive Program, as previously reported.
SIGNATURE OF REPORTING PERSON
Thomas L. Meyer, Attorney-in-Fact
DATE
March 12, 2001